[Letterhead of Simpson Thacher & Bartlett LLP]

September 5, 2014

VIA EDGAR

Re:	Medley Management Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Filed on September 3, 2014
File No. 333-198212

Christian Windsor, Esq. Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Mr. Windsor:

To facilitate the Staff’s review of Amendment No. 1 to the above-referenced Registration Statement, we have attached as Annex A to this letter versions of the “Capitalization,” “Dilution” and “Unaudited Pro Forma Financial Information” sections of the Registration Statement that have been completed using certain assumptions relating to the offering size and price, in each case marked to show changes from Amendment No. 1 filed on September 3, 2014. To provide additional context we have also attached as part of Annex A to this letter versions of the “Summary—The Offering” section and the organizational structure diagram that appears on pages 9-10 of Amendment No. 1, in each case similarly marked.

Please do not hesitate to call me at 212-455-3986 with any questions or comments you may have regarding Amendment No. 1 or the annexed material.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie